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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person* *(Last, First, Middle)* Siefers, Robert G. National City Corporation 1900 East Ninth Street *(Street)* Cleveland, OH 44114-3484 *(City) (State) (Zip)*	**2. Issuer Name and Ticker or Trading Symbol** National City Corporation (NCC) **4. Statement for Month/Day/Year** October 17, 02 **6. Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)* ☐ Director ☐ 10% Owner ☒ Officer *(give title below)* ☐ Other *(specify below)* Vice Chairman	**3. I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)* **5. If Amendment, Date of Original** *(Month/Day/Year)* **7. Individual or Joint/Group Filing** *(Check Applicable Line)* ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2a. Deemed Execution Date, if any. (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	10/17/02		G		456	D		228,404	D	
Common Stock (NCC 401(k) Plan)								2,755.547	D	
Common Stock (Restricted Stock) (1)								14,300	D	

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Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Options (Rights to Buy) (2)							
Units of Interest in the Executive Savings Plan (3)							

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
					1,175,715	D	
					4,679.068	D	

Explanation of Responses:

(1) Restricted stock awards under the National City Corporation Restricted Stock Plan. Restrictions expire upon the earlier of (i) one year from the grant date (ii) the Grantee's ceasing to be an employee at a time when the Grantee is eligible to receive a normal retirement or early retirement pension under the National City Retirement Plan or (iii) a 'change in control' as described in the Plan.

(2) These options were granted under the Issuer's Stock Option Plans between 7/22/97 and 6/20/02 at exercise prices ranging from $17.8125 to $35.50, in reliance upon the exemption provided by either old or new Rule 16(b)-3. Each option will expire 10 years from the date of its grant. The exercisability of some options which were intended to qualify as ISO's may be further limited by the IRC.

(3) Reflects units of interest in the Issuer's Executive Savings Plan that may be considered derivative securities. Reporting of units is not to be construed as an admission that the units are derivative securities for purposes of Section 16 of the Act.

Robert G. Siefers by Carlton E. Langer, Attorney-in-Fact	October 18, 02
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

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POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints David L. Zoeller, Carlton E. Langer and Thomas A. Richlovsky, and each of them, as the true and lawful attorney or attorneys-in-fact, with the full power of substitution and revocation, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, to execute, on behalf of the undersigned, any and all statements or reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the beneficial ownership of shares of Common Stock, par value $4.00 per share, of National City Corporation (the "Company"), including, without limitation, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4 and all annual statements of beneficial ownership on Form 5, all successor or similar forms and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements to any such statements, reports or forms, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises (including, without limitation, completing, executing and delivering a Form ID to apply for electronic filing codes), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 16 of the Securities Exchange Act of 1934 or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

/s/ Robert G. Siefers
Robert G. Siefers

Date: August 15. 2002